Farmers New World Life Insurance Company Legal Department 3003 77th Avenue S.E. Mercer Island, Washington 98040

August 8, 2008	Adam G. Morris Corporate Counsel Direct: 206/275-8193 Fax: 206/275-8144
Via Edgar Filing
U. S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Farmers New World Life Insurance Company
Farmers Variable Life Separate Account A
Pre-effective Amendment No. 1 to the Registration Statement on Form N-6 for
Farmers Essential Life Variable Universal Life
File Nos. 333-149540 and 811-09507
Dear Commissioners:
Farmers Financial Solutions, LLC, the principal underwriter, in association with Farmers New World Life Insurance Company (“Depositor”) and Farmers Variable Life Separate Account A (“Registrant”), hereby requests acceleration of the effective date for the pending registration statement referenced above to be on or before September 1, 2008. We acknowledge that:
▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We understand that the Division of Enforcement has access to all information that has been provided to the staff of the Division of Investment Management in connection with the review of the above referenced filing or in response to comments on the filing.
In association with Depositor and Registrant, we respectfully request acceleration of the effective date of the registration statement to be on or before September 1, 2008, and confirm that we are aware of our respective responsibilities. We understand that after all issues have been resolved regarding the initial registration statement, you will consider our request for acceleration of the effective date of the registration statement.
Thank you for your consideration, should you have any questions, please feel free to contact Adam Morris at (206) 275-8193.
Respectfully Submitted,
/s/ Bardea C. Huppert
Bardea C. Huppert
Vice President and Chief Operating Officer

Farmers New World Life Insurance Company Legal Department 3003 77th Avenue S.E. Mercer Island, Washington 98040

August 8, 2008	Brian F. Kreger
Vice President and General Counsel
Direct: 206/275-8141
Fax: 206/275-8144
Via Edgar Filing
U. S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Farmers New World Life Insurance Company
Farmers Variable Life Separate Account A
Pre-effective Amendment No. 1 to the Registration Statement on Form N-6 for
Farmers Essential Life Variable Universal Life
File Nos. 333-149540 and 811-09507
Dear Commissioners:
On behalf of Farmers New World Life Insurance Company (“Depositor”) and Farmers Variable Life Separate Account A (“Registrant”), and in association with Farmers Financial Solutions, LLC (“Principal Underwriter”), we hereby request acceleration of the effective date for the pending registration statement referenced above to be on or before September 1, 2008. We acknowledge that:
▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We understand that the Division of Enforcement has access to all information we have provided to the staff of the Division of Investment Management in connection with the review of our filing or in response to comments on our filing.
In association with Principal Underwriter, we respectfully request acceleration of the effective date of the registration statement to be on or before September 1, 2008, and confirm that we are aware of our respective responsibilities. We understand that after all issues have been resolved regarding our initial registration statement, you will consider our request for acceleration of the effective date of the registration statement.
Thank you for your consideration, should you have any questions, please feel free to contact Adam Morris at (206) 275-8193.
Respectfully Submitted,
/s/ Brian F. Kreger
Brian F. Kreger
Vice President and General Counsel